Exhibit 10.17

Employment Agreement

(Consolidation of the Successive Amendments to the Initial Contract dated January 2, 2006)

BETWEEN THE UNDERSIGNED

The company CELLECTIS, having its registered office located at 8 rue de la Croix Jarry, 75013 Paris, France, represented by Mr. André CHOULIKA, as Chief Executive Officer,

Below referred as the “Company”

Of the one part,

And

Mr. Luc Mathis, residing 30 rue Gambetta, 94270 Le Kremlin, France, born on December 7, 1969 in Paris 15th arrondissement, of French nationality,

Below referred as the “Employee”

Of the other part,

Together referred as the “Parties”.

RECITALS

•	By an indefinite term employment agreement entered into on January 2, 2006, the Company hired the Employee as of January 1, 2006 as Business Developer under the category of executive, ranking position II, coefficient 100 (the “Initial Contract”).

•	Four amendments have been entered into on March 12, 2012, June 29, 2012, December 31, 2012 and December 31, 2013 between the Employee, the Company and Calyxt (formerly known as “Cellectis Plant Sciences Inc”), a U.S. subsidiary of the Company, in order to set the conditions whereby the Employee has been seconded within Calyxt as Chief Executive Officer.

•	By a new amendment to the Initial Contract dated March 31, 2014, the Parties agreed that the Employee would fulfill the duties of “Head of the Plant Biotechnologies” within the Company as of April 1, 2014, under the authority and the instructions of the Chief Executive Officer.

•	By a new amendment to the Initial Contract dated July 1, 2016, the Parties agreed that the Employee would fulfill the duties of “Head of the New Projects” within the Company as of July 1, 2016, under the authority and the instructions of the Chief Executive Officer.

•	The Parties agreed to execute the present agreement to sum up the relevant terms applicable as of Today to the Employee pertaining to his employment contract with the Company.

It has been agreed as follows:

ARTICLE 1 – OFFICES

The Employee exercises since July 1, 2016 and shall continue to exercise the duties of “Head of the New Projects”, under the authority and the instructions of the Chief Executive Officer or any other person designated by this latter, to whom the Employee shall report.

Within the scope of his duties which encompass a creative dimension, the Employee will be responsible for the following tasks, this list being not limited: the research of new strategic opportunities in the domain of the microbiome, the nutrition and health and their respective feasibility studies.

These duties are changing by nature, which the Employee expressly accepts. Consequently, the Employee’s responsibilities may be partially modified, especially regarding the growth and evolution of the business and structure of the Company, which the Employee hereby accepts.

ARTICLE 2 – INDUSTRIAL PROPERTY

The Employee’s duties are creative.

Consequently, except otherwise provided by legal mandatory provisions, it is hereby reminded that any invention made by the Employee during the exercise of his abovementioned duties and any other research or production that would result from or complement it, is the sole property of the Company.

The Employee undertakes to immediately inform the Company of any of his invention.

ARTICLE 3 – WORKPLACE

The Employee will mainly perform his duties at the Company’s registered office currently located in the 13th arrondissement of Paris, it being agreed that the Employee may be asked to travel on a temporary basis within France and abroad.

Any change of the usual workplace, required for the organization of the service and the good functioning of the business, cannot be construed as a modification of the present agreement, even if it leads to a change of residency.

ARTICLE 4 – WORKING TIME – REMUNERATION

The importance of the duties and the responsibilities entrusted to the Employee, which imply a large independence in the organization and the management of his working time to achieve his mission, the autonomy granted to the Employee in the decision making process make him fall within the scope of the category of senior executives within the meaning of article L. 3111-2 of the French Labor Code.

Therefore, the Employee benefits from a fixed remuneration in consideration of the exercise of his mission, no link being established between the amount of this remuneration and the time spent as a result of the exclusion of the Employee from the legal regime applicable to the working time.

In consideration of his duties, the Employee receives since April 1st, 2015 an annual fixed gross remuneration of one hundred fifty thousand euros (€ 150,000), an additional secondment bonus of one thousand eight hundred and seventy-five euros (€ 1,875) per month and a variable fee determined according to the objectives achieved, as defined by the board of directors of the Company.

ARTICLE 5 – BUSINESS EXPENSES

The expenses incurred by the Employee while carrying out his duties shall be, upon presentation of supporting documents, covered or reimbursed in accordance with the terms and conditions in effect in the Company which could be modified over time without constituting a substantial modification of the present contract.

ARTICLE 6 – EQUIPMENT

The Employee undertakes to return, as of the effective termination of his duties, all the equipment belonging to the Company (computer, electronic agendas, software, telephone, fax, …) in his possession and all the data concerning the Company (folder, listing, programs, …).

ARTICLE 7 – LOYALTY – CONFIDENTIALITY

For the entire duration of this contract, the Employee shall be under a duty of loyalty owed to the Company. Without prejudice of the provisions set forth under article 8 below, the Employee will be authorized to perform another professional activity, subject to the following conditions:

•	the activity developed by the Employee in any way whatsoever (whether under an employee regime or not, as corporate officer…) shall only be performed after the express authorization of the Chief Executive Officer of the Company this latter being previously informed of the beneficiary entity and the duties of the Employee in this entity;

•	the activity developed by the Employee shall not benefit directly or indirectly to a business competing with one of the entities of the Cellectis group in France or throughout the world.

Failure to comply with any of the above provision would constitute a serious breach of the Employee’s professional obligations and would expose him to the payment of a lump sum of € 150,000 (one hundred fifty thousand euros), without prejudice to the Company’s right to obtain the full compensation of its damage before the courts of competent jurisdiction.

It is also reminded that the developed activity shall not cause a decrease by circa 25% of the involvement of the Employee in the Company. In this respect, the Parties recall the senior executive status of the Employee.

Given the research and development activity carried out within the Company, the Employee shall remain bound, during the term of his employment contract and after its termination, to an absolute secrecy obligation, regarding all the activities of the Company, and especially regarding the patents, the processes, the methods, the programs, the formulas, and any other information concerning the research and development activities, as well as the projects carried out by the Company, regardless the importance and the stage of development.

Shall also be covered by this obligation of confidentiality, the information concerning the organization and the operation of the business, as well as all the data or information which the Employee has had, have and could possibly know, directly or indirectly, whether or not these data or information are related to his duties.

ARTICLE 8 – NON-COMPETITION

Given the Company’s activity in the field of biotechnology, genome engineering research and development of patents, the investment made for the creation of a pole of expertise, the strategic nature of the information relating to the Company and the market risks on which it operates.

Given the confidential nature and the high technicality of the former Employee’s position and the knowledge gained in performing his functions, the highly secret and confidential nature of the information to which he had access, the Employee cannot, for whatever reason, in the event of the termination of this employment contract:

•	join a firm which has, fully or partially, a similar or comparable activity to the Company and which can be considered as a competitor,

•	get in contact, directly or indirectly, and in any form, with such a firm.

This non-competition clause is limited to a two-year period, for a period of one year renewable once, beginning on the first day of the effective termination of this contract and covers the following regions: Ile de France, Alsace-Lorraine, Languedoc-Roussillon, Provence-Alpes Côte d’Azur and Rhône-Alpes.

As consideration for the non-competition obligation provided above, the Employee shall receive, after the effective termination of this contract, and throughout the prohibition period, the financial compensation provided under article 28 of the national collective bargaining agreement applicable to the Engineers and executives working in the metal working sector (“la Convention Collective Nationale Ingénieurs et Cadres de la Métallurgie”) namely:

“a monthly special compensation equal to 5/10° of the average monthly salary as well as the contractual benefits and rewards the engineer or executives has received over the last twelve months of service in the company.

However, in the event of a dismissal that is not caused by a serious misconduct (“faute grave”), this monthly compensation will be set at 6/10° of this average as long as the engineer or executive finds a new position and within the limit of the non-competition clause duration.”

Any breach of this non-competition clause, while releasing the Company from its payment, will render the Employee indebted toward the Company for the amount he received.

Any breach of this non-competition clause will automatically render the Employee liable to a penalty set to 6 months’ wages of the monthly average wage earned over the last twelve months of service in the Company, this penalty being due for each discovered breach, without requiring a formal notice to end the competitive activity.

The payment of this compensation shall not bar the Company from suing the Employee for reimbursement of the economic and moral damages actually suffered and to obtain an injunction to stop the competitive activity.

Finally, pursuant to article 28 of the national collective bargaining agreement applicable to the Engineers and executives working in the metal working sector (“la Convention Collective Nationale Ingénieurs et Cadres de la Métallurgie”) the Company, as of termination of this employment contract will be able to release itself from the provided compensation by discharging the Employee from the non-competition clause provided that it informs the Employee in writing within eight days following the notification of the termination of this employment contract.

ARTICLE 9 – NON POACHING

The Employee undertakes not to seek or make an employment offer in any way whatsoever as employee or consultant, either on his own behalf or on behalf of any person or company for which he would become an employee, a corporate officer, a shareholder, a consultant or otherwise interested, to an employee working within the Company or within an entity belonging to the Company’s group.

The Employee also undertakes not to use in any circumstance, for whatever reason and capacity (CEO, employee, consultant, associate or any other position, even as a nonprofit), for his own benefit or for the benefit of a third party, the studies and projects led by the Company on which he worked on or he was aware of in performing his duties.

ARTICLE 10 – SOCIAL PROTECTION

The Employee will benefit from all the pension benefits granted by the Company.

The Employee cannot waive his right to these benefits nor to refuse to pay the share he would assume as his benefits and contributions are currently set or as they could be set in the future because of a modification of his current regime.

ARTICLE 11 – DURATION OF CONTRACT

This agreement is made for an indefinite term. It could be terminated at the request of either Party by providing a prior notice pursuant to the applicable collective bargaining agreement, except for serious misconduct (“faute grave”) or force majeure.

ARTICLE 12 – APPLICABLE LEGISLATION TO THE EMPLOYMENT RELATIONSHIP

Notwithstanding this written agreement, the following texts and provisions apply to the employment relationship within the limits of their own terms:

•	the legal and regulatory provisions pertaining to paid vacations;

•	the applicable collective bargaining agreement in the Company regarding its main activity. The applicable bargaining agreement covers in particular the notice to be given in case of breach of contract. The Employee is informed that the Company currently applies as a use the national collective bargaining agreement applicable to the Engineers and executives working in the metal working sector (“la Convention Collective Nationale Ingénieurs et Cadres de la Métallurgie”);

•	the company’s internal regulation; and

•	the employer’s uses and unilateral decisions.

Made in Paris,

The

In two originals

Mr Luc MATHIS	For the Company Mr André CHOULIKA Chief Executive Officer